Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 20 votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or provided for in our Memorandum and Articles of Association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing two of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol JD.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities nor is it calculated to invite any such offer or invitation. In particular, this announcement does not constitute and is not an offer to sell or an invitation or a solicitation of any offer to buy or subscribe for any securities in Hong Kong, the United States of America or elsewhere.

JD.com, Inc. has not intended and does not intend to register any securities referred to in this announcement under the United States Securities Act of 1933, as amended (the “US Securities Act”) and such securities may not be offered or sold in the United States of America absent registration under the US Securities Act or an applicable exemption from the registration requirements under the US Securities Act or any applicable state securities laws of the United States of America. Any public offering of securities in the United States of America will be made by means of a prospectus or offering memorandum that may be obtained from the issuer or selling security holder and that would contain detailed information regarding the issuer and its management, as well as financial statements. JD.com, Inc. does not intend to register any part of the offering in the United States of America or to conduct a public offering of securities in the United States of America.

JD.com, Inc.

京東集團股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9618)

SPIN-OFF AND SEPARATE LISTING OF

JD LOGISTICS, INC.

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

FULL EXERCISE OF THE OVER-ALLOTMENT OPTION

References are made to the announcements of the Company dated February 16, 2021, May 2, 2021, May 13, 2021, May 17, 2021, May 27, 2021 and May 28, 2021 (the “Announcements”) in relation to the spin-off and separate listing of the JD Logistics Shares on the Main Board of the Hong Kong Stock Exchange. Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as those defined in the Announcements.

FULL EXERCISE OF THE OVER-ALLOTMENT OPTION

The Company announces that the Over-allotment Option described in the Prospectus has been fully exercised by the Joint Representatives (for themselves and on behalf of the International Underwriters) on June 18, 2021, in respect of an aggregate of 91,374,100 JD Logistics Shares (the “Over-allotment Shares”), representing 15% of the number of JD Logistics Shares initially available under the Global Offering to cover over-allocations in the International Offering, if any. The Over-allotment Shares will be issued and allotted by JD Logistics at HK$40.36 per share (plus brokerage of 1.0%, SFC transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.005%), being the final offer price under the Global Offering. The Over-allotment Shares have been used to facilitate the return of the JD Logistics Shares borrowed by Merrill Lynch International (the “Stabilizing Manager”) from Jingdong Technology Group Corporation (“Jingdong Technology”, one of the controlling shareholders of JD Logistics) under the stock borrowing agreement entered into between the Stabilizing Manager and Jingdong Technology (the “Stock Borrowing Agreement”), which were used to cover over-allocations in the International Offering. JD Logistics intends to apply the additional net proceeds for the same purposes as set out in the Prospectus. The Company, through its wholly-owned subsidiary, retains an indirect control of an aggregate of approximately 63.46% of the total issued share capital of JD Logistics, immediately after the full exercise of the Over-allotment Option.

The additional net proceeds of approximately HK$3,632 million to be received by JD Logistics from the issue and allotment of the Over-allotment Shares, after deducting the underwriting fees and commissions and other estimated expenses in connection with the full exercise of the Over-allotment Option and taking into account any additional discretionary incentive fee (assuming the full payment of the discretionary incentive fee), will be used by JD Logistics for the purposes as set out in the section headed “Use of Proceeds” in the Prospectus.

Approval for the listing of and permission to deal in the Over-allotment Shares has already been granted by the Listing Committee of the Hong Kong Stock Exchange. Listing of and dealings in such Over-allotment Shares are expected to commence on the Main Board of the Hong Kong Stock Exchange at 9:00 a.m. on June 23, 2021.

By Order of the Board of Directors

JD.com, Inc.

Mr. Richard Qiangdong Liu

Chairman of the Board of Directors

and Chief Executive Officer

Hong Kong, June 20, 2021

As at the date of this announcement, our board of directors comprises Mr. Richard Qiangdong LIU as the chairman, Mr. Martin Chi Ping LAU as the director, Mr. Ming HUANG, Mr. Louis T. HSIEH, and Mr. Dingbo XU as the independent directors.

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